Exhibit 99.7

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Curaleaf Holdings, Inc. (the “Issuer” or “Curaleaf”).

Trading Symbol: CURA

Number of Outstanding Listed Securities: 616,071,026

Date: May 9, 2022

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)	Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

General

Curaleaf Holdings, Inc. (“Curaleaf” or the “Company”) operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing and medical cannabis research. Curaleaf is a leading vertically integrated medical and wellness cannabis operator in the United States. Headquartered in Wakefield, Massachusetts, the Company has operations in 22 states including operating 130 dispensaries and 26 cultivation sites with a focus on highly populated states including Arizona, Florida, Illinois, Massachusetts, New York, New Jersey and Pennsylvania. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty. Moreover, Curaleaf International Holdings Limited (“Curaleaf International”), a subsidiary of the Issuer, is the largest vertically integrated independent cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with leading cultivation, extraction and production capabilities.

Recent developments regarding the Issuer’s business and operations

On April 6, 2022, Curaleaf announced that it will report its financial and operating results for the first quarter ended March 31, 2022 after market close on May 9, 2022.

Please see the Issuer’s press release dated April 6, 2022, filed on the Issuer’s website for more information.

On April 12, 2022, Curaleaf announced it had signed an agreement with WB Canna Co. & Wellness.

Please see the Issuer’s press release dated April 12, 2022, filed on the Issuer’s website for more information.

On April 18, 2022, Curaleaf released its inaugural “Rooted in Good” social impact report.

Please see the Issuer’s press release dated April 18, 2022, filed on the Issuer’s website for more information.

On April 20, 2022, Curaleaf announced the expansion of its product offerings with launch of BlueKudu chocolates in Florida.

Please see the Issuer’s press release dated April 20, 2022, filed on the Issuer’s website for more information.

On April 21, 2022, Curaleaf celebrated the historic start of adult-use cannabis sales in New Jersey.

Please see the Issuer’s press release dated April 21, 2022, filed on the Issuer’s website for more information.

On April 29, 2022, Curaleaf announced the opening of two new Florida dispensaries in Pembroke Park and Englewood.

Please see the Issuer’s press release dated April 29, 2022, filed on the Issuer’s website for more information.

2.	Provide a general overview and discussion of the activities of management.

Joseph Bayern, CEO’s quotes from the press release titled, “Curaleaf Named to TIME's List of the World's 100 Most Influential Companies,” were picked up by Cannabis Business Times, Ganjapreneur, Benzinga, Marijuana Moment, Highly Objective, and Candid Chronicle. Mr. Bayern’s quotes from the press release titled, “Curaleaf's Select Brand Celebrates 4/20 With Limited-Edition Cliq Elite Live Strain in California,” were picked up by Benzinga. Mr. Bayern appeared on CBS News New York on April 20th to discuss Curaleaf’s readiness to serve the adult-use market. Mr. Bayern conducted recorded interviews with ABC 6 Philly, CBS 3 Philly, Fox 29 Philly, NBC 10 Philly, and PBS NJ on April 21st, discussing the first day of adult-use in New Jersey. Mr. Bayern appeared on The Philadelphia Inquirer on April 21st. Mr. Bayern appeared on CBS Philly on April 22nd on the New Jersey adult-use launch. excitement and readiness to serve New Jersey’s adult-use population. Mr. Bayern was quoted in an April 20th CNBC media article titled, “Recreational cannabis is about to be legal in New Jersey—here’s what you should expect, dispensaries say.” Mr. Bayern was quoted in an April 20th CBS News New York media article titled, “Anticipation growing for recreational marijuana sales in New Jersey.” Mr. Bayern was quoted in an April 21st Reuters media article titled, “New Jersey gets high on its own supply as legal weed sales begin.” Mr. Bayern was quoted in an April 21st The Street media article titled, “New Jersey Cannabis Market Set to Open but Has a Long Row to Hoe.” Mr. Bayern was quoted in an April 21st The Philadelphia Inquirer media article titled, “Curaleaf CEO in Bellmawr: ‘We have plenty of product’.” Mr. Bayern was quoted in an April 21st The Patch media article titled, “'Monumental Day' As Recreational Pot Goes On Sale In South Jersey.” Mr. Bayern spoke with the Philadelphia affiliates for NBC, ABC, FOX & CBS in addition to Leafly, KYW Radio, PBS NJ and Burlington County Times on April 21st. Mr. Bayern’s spoke with MJBizDaily podcast on April 19th, the podcast was published on MJBizDaily on April 28th titled, “Podcast Episode: Pillars of Competitive Advantage: Beverage Guru Wields Brand Building Powers in Cannabis” Mr. Bayern’s quotes from the press release titled, “Curaleaf Releases Inaugural "Rooted in Good" Social Impact Report,” were picked up by Highly Objective and Marijuana Moment. Mr. Bayern’s quotes from the press release titled, “Curaleaf Expands Product Offerings With Launch of BlueKudu Chocolates in Florida,” were picked up in Benzinga and Stupid Dope. Mr. Bayern’s quotes from the press release titled, “Curaleaf Celebrates The Historic Start Of Adult-Use Cannabis Sales In New Jersey,” were picked up in Cannabis Business Times. Mr. Bayern appeared on Cheddar News on April 25th for a recap on New Jersey's cannabis market and the first day of adult-use sales.

Boris Jordan, Executive Chairman, appeared on CNBC’s Squawk on the Street on April 1st to discuss cannabis legislation and the importance of SAFE Banking. Mr. Jordan participated in a fireside chat with Camilo Lyon, BTIG Equity Analyst, on April 7 at the BTIG Global Virtual Cannabis Conference. Mr. Jordan participated in a fireside chat with Pablo Zuanic, Cantor Fitzgerald Equity Analyst, on April 12 at the 2nd Annual Cantor Virtual Cannabis Conference. Mr. Jordan was the keynote speaker at the Benzinga Cannabis Capital Conference on April 20th, speaking with Jim Kirsch, Senior Managing Director, Cannabis Sector Co-Lead, Chairman at Alliance Global Partners. Mr. Jordan appeared on Yahoo! Finance on April 20th and CNBC Fast Money on April 21st to discuss the significance of New Jersey launching adult-use sales. Mr. Jordan’s tweet was quoted in an April 16th Benzinga media article titled, “New Jersey Police Officers Can Legally Consume Cannabis When They're Not On The Clock.” Mr. Jordan’s quotes from his keynote discussion were quoted in an April 20th Benzinga media article titled, “EXCLUSIVE: Curaleaf's Boris Jordan On Next Steps To Legal Cannabis, Why 'We've Never Been Closer Than We Are Now'.” Mr. Jordan’s quotes from the Benzinga conference were picked up by an April 21st Green Entrepreneur media article titled, “Curaleaf CEO Says Legal Cannabis Is Attainable Sooner Than You Think.” Mr. Jordan’s keynote discussion was also recapped in an April 29th Highly Objective media article titled, “Recap: Benzinga Cannabis Capital Conference.”

Matt Darin, Curaleaf US President, appeared on ABC 6 WPVI on April 12th to discuss Curaleaf's upcoming launch of adult-use sales in New Jersey. Mr. Darin spoke with POLITICO on 4/18.Mr. Darin participated in a panel discussion on April 20th at the Benzinga Cannabis Capital Conference in a panel titled "Differentiating Top MSO Investment Opportunities" hosted by Tim Seymour of Amplify Seymour Cannabis ETF & JW Asset Management. Mr. Darin was quoted in an April 21st New Jersey 101.5 media article titled, “Start of legal marijuana sales delayed at South Jersey dispensary.” Mr. Darin was quoted in an April 19th Grown In media article titled, “AU sales in NJ to launch April 21; Patients to have priority.” Mr. Darin’s participation at the Benzinga Cannabis Capital Conference were recapped in an April 20th Benzinga media article titled, “EXCLUSIVE: Is Inflation Affecting The Cannabis Business?” Mr. Darin was quoted in an April 25th Marijuana Venture media article titled, “BUILDING THE EMPIRE CHAPTER 5: THE LEGACY MEDICAL MARKET.”

3.	Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

On April 20, 2022, Curaleaf announced the expansion of its product offerings with launch of BlueKudu chocolates in Florida.

Please see the Issuer’s press release dated April 20, 2022, filed on the Issuer’s website for more information.

4.	Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5.	Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

On April 12, 2022, Curaleaf announced it had signed an agreement with WB Canna Co. & Wellness.

Please see the Issuer’s press release dated April 12, 2022, filed on the Issuer’s website for more information.

6.	Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7.	Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8.	Describe the acquisition of new customers or loss of customers.

See Item 1 for information on new dispensary openings.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

As of April 30, 2022, the Issuer had a total of 5,671 employees, which includes 353 new hires and 195 terminations in the month of April.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12.	Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the.

Curaleaf may become threatened by a party, or otherwise become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Among other disputes, Curaleaf is defending against claims in arbitration relating primarily to a lock-up agreement that the former minority shareholders of Curaleaf’s Connecticut operations signed in connection with their receipt of Subordinate Voting Shares of the Issuer in exchange for their minority interest.

Connecticut

The hearing of the case took place in April 2022 and the parties expect the arbitrator to rule in Q3 2022.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14.	Provide details of any securities issued and options or warrants granted

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Subordinate Voting Shares	40,988	Shares issued in connection with RSU conversions.	The proceeds from payment of the option exercise price will be used for general working capital purposes.

(1)	State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

N/A

16.	Provide details of any changes in directors, officers or committee members.

N/A

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Use of Botanical Terpenes

On February 4, 2022, the Pennsylvania Department of Health’s Office of Medical Marijuana (DOH) issued a “determination” that certain medical marijuana vaporization products “containing added ingredients, such as externally sourced flavorings or terpenes,” must be recalled and destroyed because they “have not been approved for inhalation by the United States Food and Drug Administration.” This impacted a number of products produced and marketed by several medical marijuana providers, including the Company. Medical Marijuana Access & Patient Safety, Inc., a non-profit organization representing a number of operators in the state, has challenged the ban on use of such additives and sought an injunction to block the recall. The court has temporarily suspended the order to destroy the affected products pending its decision on the industry challenge to the ban.

While the Company does not believe that the recall and ban will have a material negative impact on its operations and results in Pennsylvania in the coming year, the Company is altering its product line in the state to ensure that it can comply if the ban is upheld. Moreover, although botanical terpenes are explicitly approved for use in most of the states in which the Company operates, the Company is monitoring the potential for changes to the regulations in other states, which could require that it change its product formulations.

Hemp-Derived THC Products

There has been a proliferation of companies selling THC-containing consumer products (some coupled with CBD ingredients and some without) that are distributed outside existing state sanctioned medical and adult use marijuana programs. These products, which contain Delta-9 or other tetrahydrocannabinols such as Delta-8, are held out as being derived from hemp that meets the 2018 Federal Farm Bill requirements for excluding cannabis hemp from the Controlled Substances Act, namely that the hemp product contains no more than .3% total THC by dry weight. Within these limits, these products may still contain THC in significant levels: as an example, a typical edible ‘gummy’ product weighing a total of 6 grams could contain up to 18 mg of THC in a serving while still remaining within the Farm Bill .3% limit. Many state sanctioned marijuana programs currently allow THC content of up 10 mg per serving. Further, those marketing these products currently can do so outside the state regulated marijuana markets and thus are not subject to the regulatory restrictions of state marijuana programs nor are they subject to state marijuana taxes, factors that may give these competitors a commercial advantage over those companies that operate and distribute THC containing products solely in accord with existing state regulated programs. The growth of the market for intoxicating, hemp-derived THC products outside the state-regulated system may become a source of significant competition to the Company, although the Company has not assessed, and finds it difficult to assess, the impact of such competition at this time.

COVID-19

The Company continuously assesses the potential impact of the ongoing COVID-19 pandemic on its financial and operating results. Any assessment continues to be subject to uncertainty as to probability, severity and duration of the pandemic as reflected by infection rates at local, state, and regional levels. Moreover, certain Covid variants have surfaced since the onset of the pandemic that have created additional uncertainty during particular periods when it comes to the impact upon employees, customers, our supply chain, and the timing of regulatory approvals. However, at this time based upon recent experience, the Company does not believe the emergence of these new variants will have a material impact on operations and results compared with its business prior to such emergence. Moreover, rates of new infections have fallen significantly since the beginning of the year leading a number of states in which the Company does business to relax certain Covid protocols.

● Europe. Certain countries in Europe are beginning to ease public health restrictions and lock-down measures imposed to deal with COVID-19. Each country in Europe adopts its own public health response, but the larger economies (being Germany, the UK, Italy, Spain, and France) are monitoring the need for continuing restrictions as Europe experiences a surge in cases, but hospitalization rates remain manageable. Cannabis consumption in Europe is exclusively medical, and like other medicines, supply of medical cannabis has continued during the pandemic, with doctors and pharmacies adopting telemedicine to hold consultations and supply prescriptions to patients. Further waves of the virus may have a material impact on business development activities (due to travel restrictions), the Company’s ability to generate revenue and on operations generally, and such risk will remain while the Covid-19 virus continues in widespread circulation and new strains are identified.

This document contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", " or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this Monthly Progress Report contains forward-looking statements and information concerning (i) the Issuer's current litigation and arbitration proceedings, (ii) the potential impacts of the COVID-19 pandemic on the Issuer's business and operations and (iii) the potential impacts on the Company of the Pennsylvania recall and potential legislative changes regarding the use of flavoring and terpenes in cannabis products. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Issuer with respect to the matter described in this Monthly Progress Report. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this Monthly Progress Report and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors" in the Issuer's management's discussion and analysis for the year ended December 31, 2021 filed on March 7, 2022 and under "Risk Factors" in the Issuer’s annual information form for the year ended December 31, 2021 filed on March 9, 2022, each of which is available under the Company’s SEDAR profile at www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this Monthly Progress Report and the Issuer undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The Issuer cautions investors not to place undue reliance on the forward-looking statements contained in this Monthly Progress Report.

[signature page follows]

Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: May 9, 2022.
Peter Clateman
Name of Director or Senior Officer

/s/ Peter Clateman
Signature

Chief Legal Officer
Official Capacity

Issuer Details Name of Issuer Curaleaf Holdings, Inc.	For Month Ended April 30, 2022	Date of Report YY/MM/D May 9, 2022
Issuer Address 301 Edgewater Place
City/Province/Postal Code Wakefield, MA 01880 USA	Issuer Fax No. N/A	Issuer Telephone No. (781) 451-0150
Contact Name Investor Relations	Contact Position Investor Relations	Contact Telephone No. (781) 451-0150
Contact Email Address IR@curaleaf.com	Web Site Address www.curaleaf.com